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                             October 24, 2022

       Lisa Ricciardi
       President and Chief Executive Officer
       Cognition Therapeutics, Inc.
       2500 Westchester Ave.
       Purchase, NY 10577

                                                        Re: Cognition
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
20, 2022
                                                            CIK No. 0001455365

       Dear Lisa Ricciardi:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Rachael M. Bushey